2008 | First Midwest Bancorp, Inc.

Lehman Brothers

New York

September 8, 2008

Forward Looking Statements

This presentation may contain, and during this presentation our management may make statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not historical facts but instead represent only our beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Forward-looking statements include, among other things, statements regarding our financial performance, business prospects, future growth and operating strategies, objectives and results. Actual results, performance or developments could differ materially from those expressed or implied by these forward-looking statements. Important factors that could cause actual results to differ from those in the forward-looking statements include, among others, those discussed in our Annual Report on Form 10-K and other reports filed with the Securities and Exchange Commission, copies of which will be made available upon request. With the exception of fiscal year end information previously included in our Annual report on Form 10-K, the information contained herein is unaudited. Except as required by law, we undertake no duty to update the contents of this presentation after the date of this presentation.

First Midwest: Chicago's Premier Independent Company

I.   Who We Are

II.   Loan Portfolio and Credit Quality

III.   Opportunities and Advantages

IV.   Our Priorities

V.   Why Invest

I. Who We Are

Chicago's Premier Independent Company

Premier Franchise	Premier Bank For Commercial	Premier Bank For Retail
⇾ $8.3 billion assets	⇾ Seven product lines	⇾ 238,000 retail relationships
⇾ $5.8 billion deposits -64% core -90% Suburban Chicago	⇾ 25,000 commercial	⇾ 1,000 bankers
⇾ $5.2 billion loans	⇾ 1,600 trust relationships	⇾ 102 offices
⇾ $4.5 billion trust/investment aum	⇾ 180 relationship managers	⇾ 6th largest distribution network in MSA
	⇾ Tenured sales force and market presence	

A Suburban Chicago Franchise



McHenry
Lake
Branch Locations
Operations Centers
Cook
Kane
Chicago
Du Page
IL
Lake Michigan
Kendall
Will
Porter
LaSalle
Grundy
Lake
IN

Mission

People

Business Lines

Commercial	Retail

And Market Opportunity

Organizational Control
▪**Credit Quality**
▪**Efficiency**

Created A Strong Financial Foundation

+ Sustained Profitability

+ Solid Capital

+ Stable Liquidity

2008 Second Quarter Highlights

	2Q08	1Q08	% Change
Net Interest Income	$54.5	$49.4	10%
Fee Based Revenues	$24.0	$23.3	3%
Expenses	$49.9	$49.3	1%
Net Income	$27.0	$25.0	8%
ROA	1.33%	1.25%	6%
EPS (diluted)	$.56	$.52	8%
Loans	$5,182	$5,046	3%; 12% Ann
Net Interest Margin	3.58%	3.53%	1%

Dollars are in millions except earnings per share amount.

Profitability - Well Above Peer Second Quarter 2008

	First Midwest	Metro Peers[1]	Chicago Peers[2]
ROAA	1.33%	0.84%	0.26%
ROAE	14.6%	9.0%	2.6%
Net Margin	3.58%	3.51%	2.89%
Efficiency	51.7%	61.6%	69.3%

Data represents the peer median core performance for 2ndQ08 as obtained from SNL Financial.

(1) The Metro Peers consist of AMFI, BOKF, CBSH, CFR, FCF, FULT, MBFI, ONB, PBKS, SUSQ, UCBH, VLY, WTNY, and WTFC.
(2) The Chicago Peers consist of AMFI, CORS, MBFI, MBHI, OSBC, TAYC, and WTFC.

Sustained Profitability Premium



Data represents the peer median core performance as obtained from SNL Financial.

(1)   The Metro Peers consist of AMFI, BOKF, CBSH, CFR, FCF, FULT, MBFI, ONB, PBKS, SUSQ, UCBH, VLY, WTNY, and WTFC.
(2)   The Chicago Peers consist of AMFI, CORS, MBFI, MBHI, OSBC, TAYC, and WTFC.

Capital Metrics Second Quarter 2008

	First Midwest	Metro Peers[1]	Chicago Peers[2]
Tier 1	9.3%	9.5%	8.7%
Total Capital	11.9%	11.8%	10.5%
Tangible Equity w/o OCI[3]	5.90%	6.1%	5.8%
Dividend Yield	6.60%	3.61%	2.43%
Dividend Payout	55%	59%	29%

Investment grade ratings for First Midwest: S&P and Fitch – BBB+; Moody's – A3.

Data represents the peer median performance for 2Q08 as obtained from SNL Financial.
(1)   The Metro Peers consist of AMFI, BOKF, CBSH, CFR, FCF, FULT, MBFI, ONB, PBKS, SUSQ, UCBH, VLY, WTNY, and WTFC.
(2)   The Chicago Peers consist of AMFI, CORS, MBFI, MBHI, OSBC, TAYC, and WTFC.
(3)   Represents ratio of tangible equity to tangible assets excluding other comprehensive income

Stable Liquidity

- **Strong Core Deposit Base**
  - Transactional Deposits Represent 70% of Total Loans
  - 19% Demand Deposits as a % of Total Core Deposits
  - Nominal Brokered Deposits

- **$2.2 Billion Securities Portfolio Provides Availability**

- **Diversified Wholesale Sources**

II. Our Loan Portfolio and Credit Quality

Portfolio Distribution[1]

Consumer

- → Home Equity Dominated
- → Conservative
- → Minimal 1-4; No Subprime
- → No Retail Credit Card

Corporate

- → Diversified
- → Granular
- → 96% In Market
- → No National Syndications



1-4 Family 4%

Consumer 11%

Commercial 32%

Commercial Real Estate 53%

(1)   As of June 30, 2008

Consumer Real Estate[1]

	Home Equity	1-4 Family Loans
Balances	$461 million	$213 million
Delinquency	2.76%	2.74%
Loss Rate	0.46%	0.25%
Balances > 90% LTV	$30 million, 7%	$27 million, 13%

(1)   As of June 30, 2008

Commercial Real Estate[1]

- Centrally Underwritten > $1MM
- Tenured Business Line
- 24% = Owner Occupied
- Granular Exposure

Residential Land And Development
- 50% Land / 50% Improved Land
  - 65% LTV on Vacant Land
  - 75% LTV on Improved Land



Residential Land and Development 15%

Multifamily 7%

Office, Retail, and Industrial 38%

Other Commercial Real Estate 40%

(1)   As of June 30, 2008

Credit Quality [1]

	First Midwest	Metro Peers [2]	Chicago Peers [3]
Loan Loss Reserve/Loans	1.28%	1.24%	1.38%
Charge-off's To Average Loans	0.35%	0.42%	0.35%
Nonperforming Assets/Loans	0.63%	1.21%	1.65%
Reserve/NPA's	2.6x	.9x	0.7x

(1)   Data as of June 30, 2008.
(2)   The Metro Peers consist of AMFI, BOKF, CBSH, CFR, FCF, FULT, MBFI, ONB, PBKS, SUSQ, UCBH, VLY, WTNY, and WTFC.
(3)   The Chicago Peers consist of AMFI, CORS, MBFI, MBHI, OSBC, TAYC, and WTFC.

Sustained Asset Quality Premium



(1)   The Metro Peers consist of AMFI, BOKF, CBSH, CFR, FCF, FULT, MBFI, ONB, PBKS, SUSQ, UCBH, VLY, WTNY, and WTFC.

(2)   The Chicago Peers consist of AMFI, CORS, MBFI, MBHI, OSBC, TAYC, and WTFC.

Environmental Challenges and Approach

- Economic Challenges
  - Housing Deflation
  - Slowing Job Growth
  - Trends Lessened Locally vs. National and Midwest

- Continued Pressure On Residential Construction and Development

Environmental Challenges and Approach

- Be Proactive
  - Accelerated Review Cycle
  - Lever Market Knowledge

- Requires Assessment Of Holding vs. Liquidation Costs
  - Manage Relationship By Relationship
  - Retention of Owner/Agent

III. Opportunities and Advantages

Lever Our Strengths

+ Solid Capital and Earnings Generation

+ Mission and Relationship Based Sales Process

+ Market Opportunities Exist
  + LaSalle/Chase Disruptions
  + Competitor Limitations

Mission

People

Business Lines

Commercial	Retail

And Market Opportunity

Organizational Control
- Credit Quality
- Efficiency

Mission: A Strategic Client Approach

+ Value Added Relationship Banking Framework

+ Needs Driven Product Solutions

+ Long Term Process Of Creating Financial Independence

Our People

+ Tenured and Experienced

+ Community Based

+ Motivated
  + Compensation Alignment

+ Organizational Development
  + Ingrained Culture
  + Integrated Succession Focus

Premier Bank For Commercial

+ Robust Relationship Driven Sales Force
    + 180 Relationship Managers
    + Community Based w/ Strong Referral Networks
    + 800 Relationship Plans
    + Team-Based Delivery

+ All Executed In Attractive Markets
    + Majority Of Business Activity Is In Our Footprint

+ Market Disruption Creates Opportunities

Trust Assets Under Management

Highlights[1]

+ $4.0 Billion In Assets Under Management

+ 4th Largest In State

+ Strong Sales
  + 6% AUM Growth
  + 5% Revenue Growth
  + Executed Through Commercial



Real Estate Trust 4%

Other 7%

Personal Wealth Management 40%

Investment Advisory 18%

Employee Benefits 31%

(1) As of June 30, 2008.

Graph represents assets under management

Chicagoland's Premier Bank For Retail

+ **Focused Sales**
  + 84 Offices, 6th Largest Suburban Branch Presence
  + 1,000 Retail Bankers

+ **Strong Core Deposit Base**
  + #12 Market Share
  + 64% Core Transactional, 19% Demand

+ **Competitive Advantage**
  + Local, Tenured In Markets
  + Stable and Trusted
  + Targeted Promotion

First Midwest's Marketplace: A Midwest Dominator

	FMB Footprint [1]	2nd Strongest [2]	Midwest [3]	% Difference
Population	6,100,000	3,200,000	2,100,000	190%
Projected 5-Yr Population Growth	4.3%	4.8%	3.4%	26%
Average Household Income	$86,000	$80,000	$69,000	25%
Median Income Producing Assets	$54,000	$48,000	$36,000	50%
Homeowners	77%	74%	69%	12%

Source: Claritas 2008 Estimates
(1)   FMB Footprint represents every county in the Chicago area where a FMB branch is present: DuPage, Kane, Lake, McHenry, Will, and suburban Cook counties in Illinois and Lake County in Indiana.
(2)   Minneapolis MSA as defined by US Census Bureau.
(3)   Represents median of 10 Midwest MSA's.

IV. Our Priorities

Our Priorities

+ Stay Focused

+ Concentrate On Weakening Credit Sectors

+ Sustain Our Sales

+ Communicate Our Superior Relative Value

Our Plan

+ **Funding Base Expansion**
  + Focus on Core Deposit Growth
  + Liquidation of Securities To Support Loan Growth
  + Diversified Wholesale Sources

+ **Asset Quality Management**
  + Loan Loss Reserves Expanded
  + Identified Credit Risks

+ **Capital Formation**
  + Superior Profitability
  + Increase tangible capital
  + Control Expense

+ **Concentrate on Sales**

VI. Why Invest?

We Are Positioned To Outperform

- ✦ Cycle Will Turn and We Have The Foundation
  - ✦ Fewer Distractions
  - ✦ Financial Strength

- ✦ We Can Pursue Opportunities and Growth
  - ✦ Invest In Ourselves
  - ✦ Organically And Through Acquisition, As Opportunities Arise

Questions

To Request Additional Information Please Contact:

Greg Gorbatenko

Investor Relations
First Midwest Bancorp, Inc.
One Pierce Place, Suite 1500
Itasca, Illinois 60143
P (630) 875-7533
greg.gorbatenko@firstmidwest.com



Appendix

Unaudited			As Of			6/30/08 % Change From	
(Dollar amounts in thousands)	6/30/08	% of total	3/31/08		6/30/07	3/31/08	6/30/07
Loan Portfolio Composition							
Loan portfolio composition:							
Commercial, industrial, and agricultural	$ 1,656,161	32.0%	$ 1,597,279		$ 1,558,876	14.7%	6.2%
Commercial real estate:							
Office, retail, and industrial	1,048,547	20.2%	1,020,403		905,483	11.0%	15.8%
Residential land and development	418,455	8.1%	413,531		431,635	4.8%	(3.1%)
Multifamily	195,815	3.8%	188,474		205,821	15.6%	(4.9%)
Other commercial real estate	1,107,122	21.3%	1,054,143		1,011,265	20.1%	9.5%
Total commercial real estate [1]	2,769,939	53.4%	2,676,551		2,554,204	14.0%	8.4%
Consumer:							
Home equity	460,581	8.9%	459,068		467,471	1.3%	(1.5%)
Real estate 1-4 family	213,295	4.1%	224,895		206,506	(20.6%)	3.3%
Other consumer	82,379	1.6%	87,972		122,801	(25.4%)	(32.9%)
Total consumer	756,255	14.6%	771,935		796,778	(8.1%)	(5.1%)
Total loans [2]	$ 5,182,355	100.0%	$ 5,045,765		$ 4,909,858	10.8%	5.5%
Commercial Real Estate Detail							
Office, Retail, and Industrial							
Loans by product type [2]:							
Office	$ 337,424	32.2%	$ 326,107	$	270,029	13.9%	25.0%
Retail	281,942	26.9%	279,612		232,988	3.3%	21.0%
Industrial	429,181	40.9%	414,684		402,466	14.0%	6.6%
Total office, retail, and industrial	$ 1,048,547	100.0%	$ 1,020,403	$	905,483	11.0%	15.8%
Residential Land and Development							
Loans by product type:							
Structures	$ 220,680	52.7%	$ 212,369	$	255,388	15.6%	(13.8%)
Land	197,775	47.3%	201,162		176,247	(6.7%)	12.2%
Total residential land and development	$ 418,455	100.0%	$ 413,531	$	431,635	4.8%	(3.1%)
Other Commercial Real Estate							
Loans by product type:							
Commercial land	$ 381,013	34.4%	$ 365,246	$	273,615	17.3%	39.3%
1-5 family investors	165,445	14.9%	166,684		153,032	(3.0%)	8.1%
Service stations and truck stops	120,670	10.9%	117,592		72,532	10.5%	66.4%
Warehouses and storage	79,580	7.2%	71,421		54,385	45.7%	46.3%
Hotels	67,574	6.1%	59,082		66,012	57.5%	2.4%
Restaurants	47,313	4.3%	48,147		41,750	(6.9%)	13.3%
Medical	43,347	3.9%	42,912		13,841	4.1%	213.2%
Automobile dealers	37,562	3.4%	30,934		27,784	85.7%	35.2%
Mobile home parks	25,217	2.3%	23,481		24,526	29.6%	2.8%
Recreational	15,106	1.4%	16,243		17,791	(28.0%)	(15.1%)
Religious	11,362	1.0%	11,291		11,296	2.5%	0.6%
Other [3]	112,933	10.2%	101,110		254,701	46.8%	(55.7%)
Total other commercial real estate	$ 1,107,122	100.0%	$ 1,054,143	$	1,011,265	20.1%	9.5%

[1]　24% of total commercial real estate loans are owner occupied as of June 30, 2008.

[2]　Substantially all loans that are over $1 million are to customers within our market as of June 30, 2008.

[3]　Certain loans presented here as of June 30, 2007 were subsequently redistributed to more appropriate categories.

Unaudited

			As Of		
(Dollar amounts in thousands)	**6/30/08**	% of Category	% of Total	3/31/08	6/30/07
Asset Quality					
Nonaccrual loans:					
Commercial, industrial, and agricultural	$ **5,222**	0.32%	7.4%	$ 6,770	$ 8,815
Office, retail, and industrial	**1,125**	0.11%	1.6%	730	-
Residential land and development	**11,664**	2.79%	16.7%	4,081	540
Multifamily	**3,016**	1.54%	4.3%	1,361	294
Other commercial real estate	**885**	0.08%	2.9%	255	2,101
Consumer	**3,324**	0.44%	4.7%	3,876	3,177
Total nonaccrual loans	**25,236**		36.0%	17,073	14,927
Restructured loans	**259**		0.4%	140	-
Total nonperforming loans	**25,495**		36.4%	17,213	14,927
Other real estate owned	**7,042**		10.1%	8,607	3,683
Total nonperforming assets	$ **32,537**		46.5%	$ 25,820	$ 18,610
90 days past due loans (still accruing interest):					
Commercial, industrial, and agricultural	$ **4,530**	0.27%	6.5%	$ 3,926	$ 2,458
Office, retail, and industrial	**2,855**	0.27%	4.1%	2,182	907
Residential land and development	**17,181**	4.11%	21.1%	17,438	5,006
Multifamily	**2,071**	1.06%	2.9%	2,332	6,281
Other commercial real estate	**2,925**	0.26%	7.6%	2,451	1,457
Consumer	**7,948**	1.05%	11.3%	5,150	3,524
Total 90 days past due loans	**37,510**		53.5%	33,479	19,633
Total nonperforming assets plus 90 days past due loans	$ **70,047**		100.0%	$ 59,299	$ 38,243
Asset Quality Ratios					
Nonperforming loans to loans	**0.49%**			0.34%	0.30%
Nonperforming assets to loans plus foreclosed real estate	**0.63%**			0.51%	0.38%
Nonperforming assets plus loans past due 90 days to loans plus foreclosed real estate	**1.35%**			1.17%	0.78%
Reserve for loan losses	$ **66,104**			$ 64,780	$ 62,391
Reserve for loan losses to loans	**1.28%**			1.28%	1.27%
Reserve for loan losses to nonperforming loans	**259%**			376%	418%

			Quarters Ended		
(Dollar amounts in thousands)	**6/30/08**	% of Category	% of Total	3/31/08	6/30/07
Charge-off Data					
Net loans charged-off:					
Commercial, industrial, and agricultural	$ **2,380**	0.14%	53.4%	$ 3,188	$ 1,252
Office, retail, and industrial	**31**	0.00%	0.7%	-	-
Residential land and development	**138**	0.03%	3.1%	559	18
Multifamily	**830**	0.42%	18.6%	842	119
Other commercial real estate	**116**	0.01%	2.6%	673	(78)
Consumer	**961**	0.13%	21.6%	818	459
Total net loans charged-off	$ **4,456**		100.0%	$ 6,080	$ 1,770
Quarter-to-date net loan charge-offs to average loans (annualized)	**0.35%**			0.49%	0.14%
Year-to-date net loan charge-offs to average loans (annualized)	**0.42%**			0.49%	0.19%